
June 22, 2020

Benjamin M. Hanson
President and Chief Executive Officer
Capstar Special Purpose Acquisition Corp.
405 West 14th Street
Austin, TX 78701

Re: CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.
Registration Statement on Form S-1
Filed June 11, 2020
File No. 333-239094

Dear Mr. Hanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Management
Special Advisor and Board Observer, page 122

1.   We note that Messrs. Christopher and Degtyar will serve as special advisor and initial board observer, respectively. Please disclose the purpose or explain the role of Mr. Christopher as a special advisor, and also whether you intend to pay any consulting fees or other compensation to the special advisor and board observer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Jason Simon